UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Latch, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51818V106

(CUSIP Number)

Russell Barbour

Avenir Management Company, LLC

135 Fifth Avenue, 7th Floor

New York, NY 10010

(347) 614-2682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51818V106	13D	Page 1 of 13 pages

1	Names of Reporting Persons Avenir Latch Investors, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,901,893
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,901,893

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,901,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 51818V106	13D	Page 2 of 13 pages

1	Names of Reporting Persons Avenir Latch Investors II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,981,953
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,981,953

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,981,953
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 51818V106	13D	Page 3 of 13 pages

1	Names of Reporting Persons Avenir Latch Investors III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,551,705
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,551,705

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,551,705
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 51818V106	13D	Page 4 of 13 pages

1	Names of Reporting Persons Avenir Management Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,435,551
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,435,551

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,435,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 51818V106	13D	Page 5 of 13 pages

1	Names of Reporting Persons James M. Reynolds, IV
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,435,551
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,435,551

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,435,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person IN

CUSIP No. 51818V106	13D	Page 6 of 13 pages

1	Names of Reporting Persons Andrew Sugrue
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,435,551
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,435,551

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,435,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person IN

CUSIP No. 51818V106	13D	Page 7 of 13 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Latch, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 508 West 26th Street, Suite 6G, New York, New York 10001.

Prior to the Business Combination (as defined below), the Issuer was known as TS Innovation Acquisitions Corp. (“TSIA”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1) Avenir Latch Investors, LLC

2) Avenir Latch Investors II, LLC

3) Avenir Latch Investors III, LLC

4) Avenir Management Company, LLC

5) James M. Reynolds, IV

6) Andrew Sugrue

Each of the Reporting Persons, except for Messrs. Reynolds and Sugrue, is organized under the laws of the State of Delaware. Messrs. Reynolds and Sugrue are citizens of the United States. The business address of each of the Reporting Persons is c/o Avenir Management Company, LLC, 135 Fifth Avenue, 7th Floor, New York, NY 10010. The Reporting Persons are principally engaged in managing their investments in the securities of the Issuer.

Information with respect to the members and officers of Avenir Management Company, LLC (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement, as defined below, that pertain to the securities acquired by the Reporting Persons. In connection with the Merger Agreement, Avenir Latch Investors III, LLC entered into a subscription agreement, whereby it acquired 10,000 shares of Common Stock at a purchase price of $10.00 per share. Following the consummation of the Business Combination, the Reporting Persons’ existing common stock in Latch, Inc., a Delaware corporation (“Legacy Latch”), automatically converted into shares of Common Stock of the Issuer on a 1-to-0.8971 basis in accordance with the Merger Agreement.

CUSIP No. 51818V106	13D	Page 8 of 13 pages

Item 4.	Purpose of Transaction.

Business Combination

On June 4, 2021, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 24, 2021, by and among TSIA, Lionet Merger Sub Inc. (“Merger Sub”) and Legacy Latch, Merger Sub merged with and into Legacy Latch, with Legacy Latch surviving the merger (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Business Combination, TSIA owned 100% of the outstanding securities of Legacy Latch as the surviving company in the Merger and each outstanding share of capital stock of Legacy Latch was cancelled and extinguished and collectively converted into the right to receive shares of the Common Stock on a 1-to-0.8971 basis in accordance with the Merger Agreement.

The shares issued pursuant to the consummation of the Business Combination are subject to certain transfer restrictions specified in the Issuer’s amended and restated bylaws. The lock-up period will end on the earlier of (i) the one-year anniversary of the consummation of the Business Combination and (ii)(a) for 25% of the shares held, the date on which the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 60 days after the Closing Date, (b) for an additional 25% of the shares, the date on which the last reported sale price of the Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, (c) for an additional 25% of the shares, the date on which the last reported sale price of the Common Stock equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date and (d) for an additional 25% of the shares, the date on which the last reported sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

Registration Rights Agreement

In connection with the consummation of the Business Combination, the Issuer entered into a registration rights agreement with certain of the Reporting Persons and certain other identified investors (the “Registration Rights Agreement”), pursuant to which the Issuer granted shelf registration rights and piggyback registration rights to such stockholders, and the resale under the Securities Act of 1933, as amended, of the Common Stock and private placement warrants held by them, subject to certain conditions set forth therein.

CUSIP No. 51818V106	13D	Page 9 of 13 pages

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 51818V106	13D	Page 10 of 13 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 141,260,318 shares of Common Stock following completion of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Avenir Latch Investors, LLC	7,901,893	5.6%	0	7,901,893	0	7,901,893
Avenir Latch Investors II, LLC	6,981,953	4.9%	0	6,981,953	0	6,981,953
Avenir Latch Investors III, LLC	6,551,705	4.6%	0	6,551,705	0	6,551,705
Avenir Management Company, LLC	21,435,551	15.2%	0	21,435,551	0	21,435,551
James M. Reynolds, IV	21,435,551	15.2%	0	21,435,551	0	21,435,551
Andrew Sugrue	21,435,551	15.2%	0	21,435,551	0	21,435,551

Avenir Latch Investors, LLC is the record holder of 7,901,893 shares of Common Stock. Avenir Latch Investors II, LLC is the record holder of 6,981,953 shares of Common Stock. Avenir Latch Investors III, LLC is the record holder of 6,551,705 shares of Common Stock.

Avenir Management Company, LLC is the manager of each of Avenir Latch Investors, LLC, Avenir Latch Investors II, LLC and Avenir Latch Investors III, LLC. Avenir Management Company, LLC is controlled by an investment committee comprised of James M. Reynolds, IV and Andrew Sugrue. As a result, each of Avenir Management Company, LLC and Messrs. Reynolds and Sugrue may be deemed to share beneficial ownership over the securities reported herein.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 51818V106	13D	Page 11 of 13 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Registration Rights Agreement, dated June 4, 2021, by and among Latch, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 10, 2021).

CUSIP No. 51818V106	13D	Page 12 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2021

Avenir Latch Investors, LLC
By: Avenir Management Company, LLC, its manager

By:	/s/ Russell L. Barbour
Name:	Russell L. Barbour
Title:	Chief Operating Officer

Avenir Latch Investors II, LLC
By: Avenir Management Company, LLC, its manager

By:	/s/ Russell L. Barbour
Name:	Russell L. Barbour
Title:	Chief Operating Officer

Avenir Latch Investors III, LLC
By: Avenir Management Company, LLC, its manager

By:	/s/ Russell L. Barbour
Name:	Russell L. Barbour
Title:	Chief Operating Officer

Avenir Management Company, LLC

By:	/s/ Russell L. Barbour
Name:	Russell L. Barbour
Title:	Chief Operating Officer

/s/ James M. Reynolds, IV
Name:	James M. Reynolds, IV

/s/ Andrew Sugrue
Name:	Andrew Sugrue

CUSIP No. 51818V106	13D	Page 13 of 13 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and members of Avenir Management Company, LLC are set forth below.

Name	Present Principal Occupation or Employment	Present Principal Business Address	Citizenship
James M. Reynolds, IV	Managing Member	135 Fifth Avenue, 7th Floor, New York, NY 10010	USA
Andrew Sugrue	Managing Member; Director of the Issuer	135 Fifth Avenue, 7th Floor, New York, NY 10010	USA
Russell L. Barbour	Chief Operating Officer	135 Fifth Avenue, 7th Floor, New York, NY 10010	USA